SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’16 Earnings Results

I. Performance in Q1 2016 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 16	Q4 15	Q1 15	QoQ	YoY
Quarterly Results
Revenues	5,989	7,496	7,022	-20.1%	-14.7%
Operating Income	40	61	744	-34.8%	-94.7%
Income before Tax	-8	31	624	n/a	n/a
Net Income	1	-14	476	n/a	-99.8%

II. IR Event of Q1 2016 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q1 16 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on April 27, 2016

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)
Gihwa Kim, Manager, IR Team (82-2-3777-2391)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 16 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 16 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2016 Results

SEOUL, Korea (Apr. 27, 2016) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2016.

•	Revenue in the first quarter of 2016 decreased by 20% to KRW 5,989 billion from KRW 7,496 billion in the fourth quarter of 2015 and decreased by 15% from KRW 7,022 billion in the first quarter of 2015.

•	Operating profit in the first quarter of 2016 recorded KRW 40 billion, a quarter-on-quarter decrease of 34% from the operating profit of KRW 61 billion in the fourth quarter of 2015, and a year-on-year decrease of 95% from the operating profit of KRW 744 billion in the first quarter of 2015.

•	EBITDA in the first quarter of 2016 was KRW 853 billion, compared with EBITDA of KRW 882 billion in the fourth quarter of 2015 and with EBITDA of KRW 1,595 billion in the first quarter of 2015.

•	Net income in the first quarter of 2016 amounted to KRW 1 billion, compared with the net loss of KRW 14 billion in the fourth quarter of 2015, and a year-on-year decrease from the net income of KRW 476 billion in the first quarter of 2015.

LG Display announced its sixteenth straight quarterly operating profit at KRW 40 billion, which resulted from a thorough and profit-focused management based on differentiated technologies in response to a difficult market situation caused by panel oversupply and falling panel prices.

To deal with the difficult market situation, LG Display reduced the manufacturing of TV panels of 30-inches and below, which faced a large fall in prices, while expanding production of 40-inch range TV panels and those of 60-inch and above. The company also increased profitability by focusing on premium differentiated products based on M+ technology and maximized production efficiency in its overall operations by flexibly allocating production between IT product panels and TV panels.

Panels for TVs accounted for 38% of the revenue in the first quarter of 2016, tablets and notebook PCs for 24%, mobile devices for 23%, and desktop monitors for 15%.

With 77% in the liability-to-equity ratio, 153% in the current ratio, and 15% in the net debt-to-equity ratio as of March 31, 2016, the financial structure of the company remains stable.

LG Display will continue to increase profitability by concentrating on premium products such as Ultra HD TV panels based on its M+ technology to respond to a growing demand for large-size TVs, and make efforts to maximize efficiency by improving the manufacturing process in the second quarter of 2016.

Mr. Don Kim, CFO of LG Display, said “Panel shipments in the second quarter of 2016 are expected to increase by a mid-single digit percentage compared to the first quarter. Panel prices are expected to stabilize due to global sports events and an increase in new product shipments.”

###

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 27, 2016 starting at 10:00 a.m. Korea Standard Time to announce the first quarter of 2016 earnings results.

Investors can listen to the conference call or watch webcast of the conference via the company website at http://www.lgdisplay.com/eng/investor/irSchedule after registration. To pre-register the call, please click on the ‘Listen to the conference call’ button, fill in the required field and then click the ‘Get Security Code’ button. Once you receive a security code through a verification e-mail, please type in the 6-digit security code and click on the ‘Submit’ button on the web page for completing registration.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal displays (TFT-LCD), OLEDs, and flexible displays. The company manufactures and provides display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications including mobile devices and tablets. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has a total of approximately 51,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-

looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
HeeYeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Business Support Gr.	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 27, 2016	By: /s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President